July 28, 2010


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Funds Group Trust
      File Nos. 811-08104 and 333-165902

Dear Mr. Ganley:

This will confirm our telephone conversation on Wednesday July 28, 2010 regarding the N-14 filing made by the Touchstone Funds Group Trust ("Registrant") on July 27, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUSES

Comment

In the Q&A section of the prospectus/proxy statement, under the question "How will the fees compare?" you asked that we revise the last sentence to state the following:

However, Touchstone Funds Group Trust and Touchstone Advisors, Inc. have entered into an expense limitation agreement whereby Mazama Growth's total operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, the cost of "Acquired Fund Fees and Expenses," if any, other extraordinary expenses not incurred in the ordinary course of Touchstone's business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) will be contractually limited to 0.98% until at least January 27, 2014.

Response

The requested change has been made.

Comment

In the Summary section on page 1 of the prospectus/proxy statement, under the heading "Why is the Reorganization being proposed?" you asked that we include the following sentence after the sentence that begins with "Furthermore":

The elimination of the unified fee structure will result in higher gross expenses after the Reorganization.

Response

The requested change has been made.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


                                       2